EXHIBIT 99.1

Loncor Resources Completes the First Phase of IP Surveys at its Nagasa
Prospect and Defines Priority Drill Targets

●	Three well-defined, open-ended anomalous zones identified
●	Drill-testing of the IP anomalies scheduled to commence on May 3, 2013

Toronto, Canada April 23, 2013 - Loncor Resources Inc. (the "Company" or "Loncor") (TSX-V: "LN", NYSE MKT: "LON") is pleased to announce the results of Induced Polarisation (IP) surveys at the Company's Nagasa prospect, Ngayu Gold Project, northeastern Democratic Republic of the Congo (the "DRC").

The Company acquired IP equipment in January 2013 with the objectives of: (a) locating potentially mineralized zones in areas covered by transported overburden where soil geochemistry is problematic, such as at Nagasa, and (b) testing for “blind” ore bodies where mineralization does not reach surface.

In terms of the Company’s Technical Services Agreement with Newmont Mining Corporation (“Newmont”), two specialised IP survey operators from Newmont visited the Ngayu Project from February 1 to March 15, 2013 in order to carry out the initial survey, and to train the Company’s field staff in IP data collection.  Field data was forwarded to Accra, Ghana, for processing and interpretation by Newmont’s geophysicists

The initial IP survey was carried out at the Nagasa prospect, one of the priority targets developed from the regional BLEG stream sediment and airborne geophysical surveys and located on the southern limb of a regional structure called the Imva Fold.  As described in the Company’s press release of June 14, 2012, Nagasa is underlain by a sequence of sericite schists with several bands of steeply-dipping banded ironstone formation (BIF). Strike-parallel faults, probably thrusts, are interpreted, and the lithostructural setting bears many similarities to the Geita gold mine in northern Tanzania.  Artisanal workings are common, the miners mainly exploiting auriferous colluvium below a barren cover of transported soil.  These workings indicate potential exists for mineralization over a strike of 3 – 4 km

In order to locate the primary source(s) of the gold-bearing colluvium, an initial area of 2 x 2 km was selected for the IP survey.  This was firstly covered by Gradient Array IP, using a line spacing of 50 m, and with chargeability and resistivity measurements taken at 25 m intervals along the lines.  This was followed by five lines on a 500 m spacing using a Pole-Dipole array, in order to obtain greater depth penetration and provide cross-sectional IP data for drill site selection.

Figure 1 shows the airborne magnetic data (analytical signal) from the Company’s October 2012 survey, which was carried out on a 50 m line spacing.  The main BIF unit forming the topographic ridge in the north of the area is clearly defined.  The magnetic data also indicates the presence of three BIF units to the south of the main ridge, which have been confirmed by mapping and which become progressively thinner in a southerly direction. Strike parallel faults or thrusts are interpreted to occur in the same E-W direction as the strike of these BIF units. Part of BIF unit 3 in the centre of the IP block appears to have undergone partial demagnetization, possibly due to the introduction of mineralizing hydrothermal fluids and the subsequent replacement of magnetite.   Figure 1 also shows the IP chargeability anomalies from the Pole-Dipole sections projected vertically to surface.  Anomaly 1 is coincident with BIF unit 4.  The surface projection of Anomaly 2 lies between BIF units 2 and 3; it trends exactly E-W, and therefore appears to cross-cut the strike of BIFs 2 and 3 at an acute angle.  Anomaly 3 is slightly less well-defined than Anomalies 1 and 2 and is associated with BIF unit 1 on the main ridge.

Figure 2 shows the Gradient Array Chargeability map.  For Anomaly 1, the highest chargeability in the extreme east correlates very closely with the suboutcrop of BIF unit 4, and appears to be increasing in intensity eastwards off the current grid.  The Gradient Array suggests that Anomaly 2 is weakening to the west and east, although the anomaly is still well defined on the eastern and western Pole-Dipole array lines and appears to be extending off the grid in both directions.  It is significant that the highest chargeabilities in the Anomaly 2 Gradient Array data are near the southern edge of the anomaly, and are coincident with the area of possible demagnetization.

Gradient Array Resistivity data is shown in Figure 3.  In the case of Anomaly 2, there is a well-defined resistivity low coincident with the chargeability high.

Examples of the Pole-Dipole sections are shown Figures 4 – 6.  Significantly, these Pole-Dipole sections highlight that anomalies 1 and 2 do not reach surface. Anomaly 2 is considered to be the strongest anomaly and this will be the focus of the first phase of diamond drilling with drill holes planned over a strike of 2 kilometres.  In addition, holes will be drilled to test Anomaly 1.  Drilling in Phase 2 will focus mainly on Anomaly 3 with holes planned over a strike of 1.5 kilometres.  The 12-hole drilling programme totals approximately 5,000 metres and is scheduled to commence on May 3, 2013 with two rigs.

The Nagasa IP anomalies are all open-ended, and Pole-Dipole lines are currently in progress to define their extensions to the east and west.  The IP survey team will then move to other lithostructurally promising parts of the Ngayu project area where transported overburden may be masking mineralization, such as at Matete and Anguluku.

 “These IP surveys at Nagasa have been very successful in locating strong IP anomalies along the structurally prospective Nagasa prospect trend,” commented Loncor’s President and CEO, Peter Cowley. “The more prominent anomalies are associated with high chargeability/low to moderate resistivity and demagnetized BIF units indicative of hydrothermal fluid introduction including gold. These surveys also highlight that the higher priority anomalies have significant strike length (each in excess of 2 kilometres) and also do not come to surface. IP surveys are continuing at Nagasa along strike to the west and east and will then be extended to other prospects such as Matete and Anguluku where alluvium and colluvium cover is present.”

Qualified Person
Dr. Howard Fall, Exploration Manager of Loncor, is the “Qualified Person” (as such term is defined in National Instrument 43-101) who is responsible for the contents of this press release.

Technical Report
Additional information with respect to the Company's Ngayu Gold Project is contained in the technical report prepared by Venmyn Rand (Pty) Ltd, dated May 29, 2012 and entitled "Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo".  A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Loncor Resources Inc. is a Canadian gold exploration company focused on two key projects in the Democratic Republic of the Congo ("DRC") – the Ngayu and North Kivu projects. The Company has exclusive gold rights to an area covering 2,087 sq km of the Ngayu Archaean greenstone belt in Orientale province in the northeast portion of the DRC. Loncor also owns or controls 53 exploration permits in North Kivu province located west of the city of Butembo. Both areas have historic gold production. Led by a team of senior exploration professionals with extensive African experience, Loncor’s strategy includes an aggressive drilling program to follow up on initial known targets as well as covering the entire greenstone belt with regional geochemical and geophysical surveys.  Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

Forward-Looking Information: This press release contains forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding drilling and other exploration results, potential mineral resources, potential mineralization and the Company's exploration plans) are forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.

Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's properties, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the DRC, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting exploration results and other geological data and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual report on Form 20-F dated March 28, 2013 filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov . Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.loncor.com or contact: Peter N. Cowley, President and Chief Executive Officer, Telephone: + 44 (0) 790 454 0856; or Arnold T. Kondrat, Executive Vice President, or Naomi Nemeth, Investor Relations, Telephone: (416) 366-9189 or 1 (800) 714-7938.

Figure 1 - Airborne magnetic data (analytical signal) from Loncor’s October 2012 survey

Figure 2 – Gradient array chargeability map

546000
547000
202000
201000
200000
199000
N
Anomaly 3
BIF Unit 1
Anomaly 2
BIF Unit 2
Possible Demagnetized Zone
BIF Unit 3
BIF Unit 4
Anomaly 1
L5750E
L6200E
L6700E
L7200E
L7700E
Legend
Mapped Banded Iron Formation
Banded Iron Formation Fragments
Chargeability Anomalies (Pole-Dipole)
Interpreted Thrust
Pole - Dipole Lines
Planned Drill Holes - Phase 1
Planned Drill Holes - Phase 2
FIGURE 2
NAGASA PROSPECT
Gradient Array Chargeability Map with Location of BIF Units and Pole - Dipole Chargeability Anomalies
Meters
0
250
500
1,000

Figure 3 – Gradient array resistivity map

N
546000
547000
202000
201000
200000
199000
Anomaly 3
BIF Unit 1
Anomaly 2
BIF Unit 2
BIF Unit 3
Possible Demagnetized Zone
BIF Unit 4
Anomaly 1
L5750E
L6200E
L6700E
L7200E
L7700E
Legend
Mapped Banded Iron Formation
Banded Iron Formation Fragments
Chargeability Anomalies (Pole-Dipole)
Interpreted Thrust
Pole - Dipole Lines
Planned Drill Holes - Phase 1
Planned Drill Holes - Phase 2
Meters
0 250 500 1,000

FIGURE 3
NAGASA PROSPECT
Gradient Array Resistivity Map
with Location of BIF Units and
Pole - Dipole Chargeability Anomalies

Figure 4 – Pole-Dipole L6700E section
Figure 5 – Pole-Dipole L7200E section

Figure 6 – Pole-Dipole L7700E section